GUZOV OFSINK LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road, Suite 207 Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

January 11, 2008

Mr. Jeffrey P. Riedler
Assistant Director
Mr. Sebastian Gomez Abero
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Mail Stop 6010

Re: Interpharm Holdings, Inc.
SCHEDULE 14C
File No, 1-15981

Dear Messrs. Riedler and Gomez Abero:

Reference is made to your comment letter, dated January 2, 2008 to our client, Interpharm Holdings, Inc. (the “Company”), relating to the subject Schedule 14 C (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

General

1. Please revise your information statement to describe how you plan to use the $8,000,000 that you received from the sale of notes on November 7, 2007 and
November 14, 2007

Response:

In “THE FINANCING TRANSACTIONS” the following has been added:

“The Company used the $8,000,000 proceeds to pay down the outstanding balance with WFBC [Wells Fargo Business Credit].”

Mr. Jeffrey P. Riedler
January 11, 2008

2. Item 13 of Schedule 14A requires that certain information be furnished in your information statement. If you are not S-3 eligible, that information may be incorporated by reference into your information statement if the information statement identifies on the last page the information incorporated by reference and a copy of your annual report or previously-filed statement or report containing that information so incorporated is delivered together with the information statement. Please revise your information statement to disclose the information required by Item 13 of Schedule 14A or, if you are incorporating that information by reference, please revise the last page of your filing to identify the information incorporated by reference and confirm that you will be delivering a copy of the report containing such information together with the information statement.

Response:

The financial statements from the Company’s 10-K for the fiscal year ended June 30, 2007 and the financial statements from the Company’s 10-Q for the quarter ended September 30, 2007 have been added as a new Exhibit F to the Schedule 14C and the Management’s Discussion and Analysis relating to those financial statements have been added to the body of the Schedule 14C.

Security Ownership of Certain Beneficial Owners and Mananement

3. The beneficial ownership information for All Directors and Officers as a Group as of December 21, 2007 does not appear to include the holdings of Perry Sutaria, who was appointed as a director of the company on December 18, 2007. Please revise the beneficial ownership information for All Directors and Officers as a Group to include Mr. Sutaria's holdings.

Response:

The section has been revised and updated to include Perry Sutaria in All Directors and Officers and a Group.

Compensation of Directors and Executive Officers

4. Please revise your information statement to include the compensation discussion and analysis disclosure required by Item 402(b) of Regulation S-K.

Mr. Jeffrey P. Riedler
January 11, 2008

Response:

A new section entitled “COMPENSATION DISCUSSION AND ANALYSIS” providing the information required by Item 402(b) of Regulation S-K has been included in the section “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS”.

As suggested, I have enclosed a copy of the Preliminary Schedule 14C marked to show changes.

On behalf of the Company we represent as follows:

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the registration statement; the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company will not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Very truly yours, GUZOV OFSINK, LLC By /S/ James N. Baxter James N. Baxter